FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 31, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Fourth Quarter and Full Year Ended December 31, 2009

March 31, 2010

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months and full year ended December 31, 2009.

Key Financial Highlights for the FY 2009(1)

•	Consolidated revenues up 3.8% q-o-q to $2,719 million and down 17.5% y-o-y to $9,824 million

•	Consolidated OIBDA(2) down 1.9% q-o-q to $1,193 million with 43.9% OIBDA margin and down 23.5% y-o-y to $4,474 million with 45.5% OIBDA margin

•	Consolidated net loss(3) of 26 million in Q4 2009 and a net income of $1,004 million for FY 2009

•

Quarterly net income impacted by a series of one-time and periodic charges, including the write off of $368 million in investments, most of which is attributable to the re-valuation of our investment in Svyazinvest held on the Comstar-UTS level, the charges of $86 million related to the write-off of obsolete equipment and expenses related to our acquisition of Comstar-UTS and higher non-cash tax provisions related to our anticipated upstreaming of dividends from our foreign subsidiary companies as their markets mature.

•	Free cash-flow(4) positive with $1,071 million for the full year 2009

Key Corporate and Industry Highlights for the FY 2009

•

Acquisition of mobile retailers Telefon.Ru (February), Eldorado (April) and Teleforum (October) with 1,075 stores in total; signing of an agreement with a management team affiliated with Svyaznoy, the leading Russian mobile phone retailer, to oversee MTS’ distribution network (March)

•	Placement of two ruble-denominated bonds worth RUB 15 billion each (May, July)

•	Placement of new syndicated loan facility to restructure $630 million loan (May, July); the loan has since been voluntarily repaid in advance in February 2010

•	Securing of financing from Sberbank through two loans in the amount of RUB 47 billion and RUB 12 billion (August-September)

•

Payment of annual dividends of RUB 20.15(5) per ordinary MTS share (approximately $2.96 per ADR(6)) for the 2008 fiscal year, amounting to a total of RUB 39.40 billion ($1,158.3 million) or approximately 60%(7) of US GAAP net income

(1)

Because Comstar-UTS was acquired from JSC Sistema, the majority owner of both MTS and Comstar, the acquisition was accounted for as a transaction between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar were recorded at Sistema's carrying value, MTS' historical financial information was recast to include the acquired entity for all periods presented. In addition, given the scale of the transaction, MTS has reallocated its headquarters' costs more equitably to its business units according to international practices.

(2)	See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.
(3)	Attributable to the Group.
(4)	See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

•	Launch of 3G in Armenia (April) and full 3G roll-out in Moscow (December)

•

Acquisition of a 50.91% stake in Comstar-UTS for 39.15 billion rubles ($1.32 billion)(8) or RUB 184.02 ($6.21) per Global Depositary Receipt (GDR) by a subsidiary of MTS in October; the Company increased its direct ownership of Comstar-UTS to 61.97%(9) through an exchange of shares.

•	Acquisition of a 100% stake in Eurotel (December), one of the leading federal transit operators in Russia, with an extensive optical fiber network of 19.5 thousand kilometers

•	Securing of vendor financing during the year for network development from various export credit agencies and financial institutions totaling $1,504.9 million and EUR 413 million

•	MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group

Commentary

Remarked Mikhail Shamolin, President and Chief Executive Officer, “The year 2009 has been a transformative year for MTS. As our markets were in transition due to macroeconomic developments, we began to take a number of steps to better change our organization to meet the challenges of our evolving markets and realize the goals of our 3i Strategy. In the past year, MTS has evolved to an integrated operator through our acquisitions of the leading fixed-line operator, Comstar-UTS, and a leading transit operator, Eurotel. We are realizing our strategic need for a strong proprietary network of MTS-owned and operated distribution points, increasing our sales of handsets and expanding our retail reach. We have launched the region’s first comprehensive online destination — Omlet.ru - for the latest in digital media, an important step towards delivering the necessary content and applications to our customers that will define usage in the coming years.

“Despite the challenges we faced in 2009, MTS has delivered a strong set of results that showed relative revenue growth to the market in each of our core markets and business streams. Total cash flows from operations were nearly $3.6 billion for 2009, underlying the health of the business despite the macroeconomic uncertainty in our regions of operations.

“Looking ahead, forecasted economic growth in Russia and the CIS could translate into definitive improvements in our markets of operation. We currently forecast mid to high single-digit revenue growth in local currency, driven by increased usage among our fixed and mobile subscribers, as well as the increased sale of handsets, in our key market in Russia. We expect Group OIBDA margin to be in the range of 43-45% depending on competitive factors and handset sales in our markets. And capital expenditures should fall within the range of 22-24% of revenues, most of which will be spent expanding our 3G and backbone networks in Russia and Central Asia.”

This press release provides a summary of some of the key financial and operating indicators for the period ended December 31, 2009. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

(5)	The dividend yield per share is 8.0%. No dividend was paid on the 37,762,257 shares that were acquired by MTS as part of the mandatory buyback in September 2008.
(6)

According to the Russian Central Bank exchange rate of 34.0134 RUB/USD as of March 31, 2009. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rates as of March 31, 2009.

(7)	Dividend payout ratio based on MTS only.
(8)

As transactions between Russian entities must be carried out in rubles, MTS hedged the final amount due on completion of the transaction with 50% of the sale price pegged at 31.9349 rubles:dollar rate, while the balance has been calculated at 29.6090, the official rate of the Central Bank of Russia on the date of signing.

(9)	Through cross-holdings between Comstar-UTS, Svyazinvest and MGTS, MTS’ effective stake is 65.19%.

Financial Summary(10)

USD million	Q4’09	Q4’08	y-o-y	Q3’09	q-o-q	2009	2008	y-o-y
Revenues	2,718.9	2,810.9	-3.3%	2,619.6	3.8%	9,823.5	11,900.9	-17.5%
- mobile	2,187.0	2,345.3	-6.7%	2,140.9	2.2%	8,020.2	10,056.8	-20.3%
- fixed	412.5	420.0	-1.8%	375.1	10.0%	1,485.6	1,765.2	-15.8%
OIBDA(11)	1,193.0	1,329.1	-10.2%	1,216.2	-1.9%	4,473.6	5,848.4	-23.5%
- margin	43.9%	47.3%	-3.4pp	46.4%	-2.5pp	45.5%	49.1%	-3.6pp
Net operating income	609.2	777.3	-21.6%	743.5	-18.1%	2,547.6	3,647.3	-30.2%
- margin	22.4%	27.7%	-5.3pp	28.4%	-6.0pp	25.9%	30.6%	-4.7pp
Net income(12)	-26.1	171.2	n/a	506.7	n/a	1,004.5	2,000.1	-49.8%
- margin	n/a	6.1%	n/a	19.3%	n/a	10.2%	16.8%	-6.6pp

Russia Highlights(9)

RUB mln	Q4’09	Q4’08	y-o-y	Q3’09	q-o-q	2009	2008	y-o-y
Revenues(13)	66,594.6	61,299.5	8.6%	67,300.6	-1.0%	253,362.8	235,561.4	7.6%
- mobile	55,132.2	50,595.2	9.0%	56,274.5	-2.0%	209,280.5	194,476.9	7.6%
- fixed	12,157.6	11,452.1	6.2%	11,752.2	3.4%	46,967.8	43,797.3	7.2%
OIBDA	29,882.9	30,575.3	-2.3%	31,588.0	-5.4%	117,903.5	120,394.6	-2.1%
- mobile	25,034.0	26,022.8	-3.8%	26,775.8	-6.5%	99,034.0	102,818.6	-3.7%
- fixed	4,940.4	4,573.3	8.0%	4,812.2	2.7%	18,961.1	17,492.5	8.4%
OIBDA margin	44.9%	49.9%	-5.0pp	46.9%	-2.0pp	46.5%	51.1%	-4.6pp
- mobile	45.4%	51.4%	-6.0pp	47.6%	-2.2pp	47.3%	52.9%	-5.6pp
- fixed	40.6%	39.9%	+0.7pp	40.9%	-0.3pp	40.4%	39.9%	+0.5pp
Net income(12)	-2,639.5	3,298.9	n/a	14,242.3	n/a	26,334.2	39,800.0	-33.8%
- margin	n/a	5.4%	n/a	21.2%	n/a	10.4%	16.9%	-6.5pp

	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
ARPU (RUB)(14)	258.3	233.5	245.4	255.8	248.4	260.8	247.5
MOU (min)	218	205	216	213	219	208	213
Churn rate (%)	6.4	8.0	6.9	10.7	12.4	27.0	38.3
SAC (RUB)	665.4	742.8	671.8	558.5	523.9	679.5	612.1
- dealer commission	317.4	390.2	363.1	355.7	309.7	353.8	353.0
- adv & mktg	348.0	352.7	308.7	202.7	214.1	325.8	259.2

(10)

Because Comstar-UTS was acquired from JSC Sistema, the majority owner of both MTS and Comstar, the acquisition was accounted for as a transaction between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar were recorded at Sistema’s carrying value, MTS’ historical financial information was recast to include the acquired entity for all periods presented. In addition, given the scale of the transaction, MTS has reallocated its headquarters’ costs more equitably to its business units according to international practices.

(11)	OIBDA results for Q4 2008, Q4 2009, FY 2008 and FY 2009 do not include long-lived assets and goodwill, impairment loss and acquisition related costs - $49.9 mln in Q4 2008 and $86.4 mln in Q4 2009.
(12)	Attributable to the Group.
(13)	Revenue, gross of intercompany.
(14)

ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Ukraine Highlights

UAH mln	Q4’09	Q4’08	y-o-y	Q3’09	q-o-q	2009	2008	y-o-y
Revenues	2,107.7	2,121.3	-0.6%	2,215.6	-4.9%	8,172.7	8,594.2	-4.9%
OIBDA	927.1	837.8	10.7%	1,067.5	-13.2%	3,681.3	3,891.5	-5.4%
- margin	44.0%	39.5%	+4.5pp	48.2%	-4.2pp	45.0%	45.3%	-0.3pp
Net income(15)	205.5	206.4	-0.4%	195.8	5.0%	640.3	1,377.5	-53.5%
- margin	9.8%	9.7%	+0.1pp	8.8%	+1.0pp	7.8%	16.0%	-8.2pp

	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
ARPU (UAH)	38.2	33.6	35.8	40.1	38.3	37.0	36.9
MOU (min)	389	427	441	478	506	279	462
Churn rate (%)	10.8	10.2	9.7	10.4	9.7	47.3	40.0
SAC (UAH)	51.7	62.4	52.1	45.9	56.8	58.3	54.0
- dealer commission	6.0	35.8	21.8	16.3	22.3	10.1	23.9
- adv & mktg	36.8	17.4	19.2	17.7	22.7	38.8	19.1
- handset subsidy	1.4	1.0	1.2	1.4	2.6	2.1	1.5
- SIM card & voucher	7.5	8.2	9.9	10.5	9.2	7.2	9.5

Uzbekistan Highlights(16)

USD mln	Q4’09	Q4’08	y-o-y	Q3’09	q-o-q	2009	2008	y-o-y
Revenues	105.2	115.7	-9.1%	101.1	4.1%	404.9	391.4	3.4%
OIBDA	56.7	70.6	-19.6%	52.0	9.0%	222.7	242.9	-8.3%
- margin	53.9%	61.0%	-7.1pp	51.4%	+2.5pp	55.0%	62.1%	-7.1pp
Net income(15)	26.8	34.6	-22.5%	32.3	-17.0%	108.5	150.3	-27.8%
- margin	25.5%	29.9%	-4.4pp	32.0%	-6.5pp	26.8%	38.4%	-11.6pp

	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
ARPU (USD)	7.2	5.8	5.2	5.1	5.0	7.7	5.3
MOU (min)	497	416	502	500	534	536	495
Churn rate (%)	5.7	6.6	7.1	8.1	8.0	21.3	30.2
SAC (USD)	8.7	8.2	7.6	8.3	6.7	7.7	7.7

Turkmenistan Highlights(17)

TMM bln	Q4’09	Q4’08	y-o-y	Q3’09	q-o-q	2009	2008	y-o-y
Revenues	135.0	94.6	42.7%	122.8	9.9%	458.1	286.4	60.0%
OIBDA	85.9	58.4	47.1%	73.1	17.5%	259.4	166.4	55.9%
- margin	63.7%	61.7%	+2.0pp	59.5%	+4.2pp	56.6%	58.1%	-1.5pp
Net income(15)	56.5	35.9	57.4%	44.5	27.0%	155.2	71.5	117.1%
- margin	41.8%	38.0%	+3.8pp	36.2%	+5.6pp	33.9%	25.0%	+8.9pp

	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
ARPU (TMM ‘000)	37.7	30.2	30.1	29.7	27.6	39.6	28.4
MOU (min)	253	225	239	241	250	258	233
Churn rate (%)	4.2	3.9	5.8	4.5	5.7	14.3	19.7
SAC (TMM ‘000)	9.7	13.0	11.2	18.4	9.4	18.6	13.1

(15)	Attributable to the Group.
(16)	The functional currency in Uzbekistan is the US dollar.
(17)

On January 1, 2008, the Central Bank of Turkmenistan raised the official exchange rate of the Turkmenistan Manat to the US dollar from 5,200 to 6,250. On May 1, 2008, another decree was passed by the President of Turkmenistan that established the official exchange rate at 14,250 Manat per 1 USD.

Armenia Highlights

AMD mln	Q4’09	Q4’08	y-o-y	Q3’09	q-o-q	2009	2008(18)	y-o-y
Revenues	20,947.3	19,920.6	5.1%	21,966.2	-4.6%	80,294.9	78,478.2	2.3%
OIBDA	10,479.3	9,776.4	7.2%	12,263.4	-14.5%	43,106.7	41,675.4	3.4%
- margin	50.0%	49.1%	+0.9pp	55.8%	-5.8pp	53.7%	53.1%	+0.6pp
Net income(19)	2,589.5	137.2	1,787.4%	-2,450.4	-205.7	-3,954.9	548.7	820.8
- margin	12.4%	0.7%	+11.7pp	-11.2%	+23.6pp	-4.9%	0.7%	-5.6pp

	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
ARPU (AMD)	3,485.9	2,913.9	3,169.2	3,540.9	3,351.4	3,845.9	3,266.7
MOU (min)	205	172	182	217	237	178	203
Churn rate (%)	7.0	8.9	10.4	11.3	12.7	28.0	43.6
SAC (AMD)	4,535.8	7,280.6	6,005.8	5,143.6	6,787.7	5,904.8	6,318.6

CAPEX Highlights

USD mln	Q4’08	Q3’09	Q4’09	2008	2009
Russia	564.2	248.7	418.6	1 753.3	1 389.7
- as % of rev	25.1%	11.6%	18.5%	18.5%	17.3%
Ukraine	139.4	71.3	76.9	595.6	377.4
- as % of rev	39.4%	25.1%	29.2%	35.8%	36.0%
Uzbekistan	41.0	134.2	102.7	139.7	460.3
- as % of rev	35.4%	132.8%	97.7%	35.7%	113.7%
Turkmenistan	20.2	13.3	14.1	58.2	52.4
- as % of rev	60.8%	30.9%	29.8%	44.3%	32.6%
Armenia	24.8	11.9	25.9	34.6	48.5
- as % of rev	38.1%	20.1%	47.6%	13.5%	21.9%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan
Director, Investor Relations
Mob: +7 985 220 4208

Department of Investor Relations
Mobile TeleSystems OJSC
Tel: +7 495 223 2025
E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 97.76 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S.

(18) Consolidated as of September 14, 2007.
(19) Attributable to the Group.

Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Fourth Quarter and Full Year 2009 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating income	777.3	542.5	652.4	743.5	609.2	3,647.3	2,547.6
Add: D&A and impairment loss	551.8	415.4	454.1	472.7	497.4	2,201.0	1,926.0
OIBDA(20)	1,329.1	957.9	1,106.5	1,216.2	1,193.0	5,848.4	4,473.6

Russia (USD mln)	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating income	715.4	490.4	607.5	673.8	659.7	3,280.5	2,431.5
Add: D&A and impairment loss	406.0	289.9	322.4	334.5	354.2	1,576.6	1,301.0
OIBDA(20)	1,121.3	780.3	929.9	1,008.3	1,013.9	4,857.1	3,732.4

Ukraine (USD mln)	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating income	41.4	22.4	29.2	45.8	22.9	321.3	120.2
Add: D&A	100.7	81.0	87.1	90.7	93.1	438.0	352.0
OIBDA	142.0	103.4	116.3	136.5	116.0	759.3	472.3

Uzbekistan (USD mln)	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating income	50.7	40.6	31.9	29.2	32.0	177.5	133.8
Add: D&A	19.9	19.9	21.6	22.8	24.7	65.4	88.9
OIBDA	70.6	60.5	53.5	52.0	56.7	242.9	222.7

(20) OIBDA results for Q4 2008, Q4 2009, FY 2008 and FY 2009 do not include long-lived assets and goodwill, impairment loss and acquisition related costs - $49.9 mln in Q4 2008 and $86.4 mln in Q4 2009.

Turkmenistan (USD mln)	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating income	17.3	15.4	14.3	22.5	26.9	63.9	79.0
Add: D&A	3.2	2.9	2.7	3.2	3.2	13.7	12.0
OIBDA	20.5	18.2	17.0	25.7	30.2	77.5	91.0

Armenia (USD mln)	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating income/ (loss)	9.8	7.4	9.2	11.4	5.2	28.8	33.2
Add: D&A	22.1	21.7	20.3	21.6	22.1	107.4	85.6
OIBDA	31.9	29.1	29.5	32.9	27.2	136.3	118.8

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating margin	27.7%	25.6%	27.6%	28.4%	22.4%	30.6%	25.9%
Add: D&A and impairment loss	19.6%	19.6%	19.2%	18.0%	21.5%	18.5%	19.6%
OIBDA margin(21)	47.3%	45.1%	46.8%	46.4%	43.9%	49.1%	45.5%

Russia	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating margin	31.8%	28.9%	31.5%	31.4%	29.2%	34.5%	30.3%
Add: D&A and impairment loss	18.1%	17.1%	16.7%	15.6%	15.7%	16.6%	16.2%
OIBDA margin(21)	49.9%	46.0%	48.3%	46.9%	44.9%	51.1%	46.5%

Ukraine	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating margin	11.7%	9.2%	11.3%	16.1%	8.7%	19.3%	11.5%
Add: D&A	28.4%	33.3%	33.7%	32.0%	35.3%	26.4%	33.6%
OIBDA margin	40.1%	42.5%	45.1%	48.1%	44.0%	45.7%	45.0%

Uzbekistan	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating margin	43.8%	40.0%	32.8%	28.9%	30.5%	45.4%	33.0%
Add: D&A	17.2%	19.6%	22.3%	22.5%	23.5%	16.7%	22.0%
OIBDA margin	61.0%	59.5%	55.1%	51.4%	53.9%	62.1%	55.0%

Turkmenistan	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating margin	52.2%	47.0%	37.9%	52.1%	56.8%	48.6%	49.1%
Add: D&A	9.5%	8.8%	7.3%	7.4%	6.8%	10.4%	7.5%
OIBDA margin	61.7%	55.8%	45.2%	59.5%	63.7%	59.0%	56.6%

Armenia	Q4’08	Q1’09	Q2’09	Q3’09	Q4’09	2008	2009
Operating margin	15.1%	13.5%	17.5%	19.3%	9.5%	11.2%	15.0%
Add: D&A	34.1%	39.4%	38.4%	36.5%	40.5%	41.9%	38.7%
OIBDA margin	49.1%	52.9%	55.9%	55.8%	50.0%	53.1%	53.7%

***

(21) OIBDA results for Q4 2008, Q4 2009, FY 2008 and FY 2009 do not include long-lived assets and goodwill, impairment loss and acquisition related costs - $49.9 mln in Q4 2008 and $86.4 mln in Q4 2009.

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

USD mln	As of Dec 31, 2008	As of Dec 31, 2009

Current portion of debt and of capital lease obligations	1,696.2	2,001.8

Long-term debt	3,668.0	6,326.8

Capital lease obligations	4.0	0.9

Total debt	5,368.3	8,329.5

Less:

Cash and cash equivalents	1,121.7	2,522.8

Short-term investments	360.1	217.2

Net debt	3,886.5	5,589.5

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

USD mln	For the year ended Dec 31, 2008	For the year ended Dec 31, 2009

Net cash provided by operating activities	5,030.0	3,596.1

Less:

Purchases of property, plant and equipment	(2,207.9)	(1,942.4)

Purchases of intangible assets	(405.0)	(385.9)

Proceeds from sale of property, plant and equipment	35.6	28.6

Proceeds/(purchases) of other investments	(49.5)	43.4

Investments in and advances to associates	(3.7)	2.0

Acquisition of subsidiaries, net of cash acquired	(87.0)	(270.5)

Free cash-flow	2,312.7	1,071.2

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS CONDENSED UNAUDITED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009 AND 2008 (Amounts in thousands of U.S. Dollars)

	Twelve months ended	Twelve months ended	Three months ended	Three months ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Net operating revenue
Service revenue	$9,505,837	$11,822,006	$2,599,397	$2,765,307
Sales of handsets and accessories	317,705	78,928	119,453	45,581
	9,823,542	11,900,934	2,718,850	2,810,888
Operating expenses
Cost of services	2,000,213	2,447,210	557,647	569,196
Cost of handsets and accessories	342,454	169,925	112,048	70,659
Sales and marketing expenses	745,878	931,245	202,040	232,506
General and administrative expenses	1,982,176	2,159,777	567,274	500,286
Depreciation and amortization	1,839,568	2,151,125	497,352	501,947
Provision for doubtful accounts	109,632	154,782	37,375	50,567
Impairment of long-lived assets, goodwill and acquisition related costs	86,418	49,891	86,418	49,891
Other operating expenses	169,636	189,643	49,495	58,540

Net operating income	2,547,567	3,647,336	609,201	777,296

Currency exchange and transaction losses	252,945	565,663	18,959	496,980

Other expenses / (income):
Interest income	(108,543)	(70,860)	(43,086)	(20,164)
Interest expense, net of amounts capitalized	571,719	233,863	226,256	71,346
Investments impairment loss	368,355	—	368,355	—
Other income	(31,639)	(11,389)	(6,237)	(22,410)
Total other expenses, net	799,892	151,614	545,288	28,772

Income before provision for income taxes and noncontrolling interest	1,494,730	2,930,059	44,954	251,544

Provision for income taxes	503,955	742,881	178,424	75,513

Net income/(loss)	990,775	2,187,178	(133,470)	176,031
Net income/(loss) attributable to the noncontrolling interest	(13,704)	187,059	(107,398)	4,787
Net income/(loss) attributable to the MTS Group	1,004,479	2,000,119	(26,072)	171,244

MOBILE TELESYSTEMS CONDENSED UNAUDITED CONSOLIDATED AND COMBINED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND DECEMBER 31, 2008 (Amounts in thousands of U.S. dollars, except share amounts)

	As of December 31,	As of December 31,
	2009	2008
CURRENT ASSETS:
Cash and cash equivalents	$2,522,831	$1,121,669
Short-term investments	217,210	360,117
Trade receivables, net	593,102	443,184
Accounts receivable, related parties	19,973	70,620
Inventory and spare parts	238,693	141,113
VAT receivable	109,928	129,598
Prepaid expenses and other current assets	693,219	756,122
Total current assets	4,394,956	3,022,423

PROPERTY, PLANT AND EQUIPMENT	7,745,331	7,758,220

INTANGIBLE ASSETS	2,235,831	2,188,495

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	220,450	249,887

INVESTMENTS IN SHARES OF SVYAZINVEST	859,669	1,240,977

OTHER INVESTMENTS	78,893	111,559

OTHER ASSETS	245,615	145,618

Total assets	$15,780,745	$14,717,179

CURRENT LIABILITIES
Accounts payable	504,967	875,428
Accrued expenses and other current liabilities	1,663,792	1,324,914
Accounts payable, related parties	87,403	226,482
Current portion of long-term debt, capital lease obligations	2,001,771	1,696,217
Total current liabilities	4,257,933	4,123,041

LONG-TERM LIABILITIES
Long-term debt	6,326,824	3,668,028
Capital lease obligations	921	4,030
Deferred income taxes	298,453	190,712
Long-term accounts payable, related parties	38,273	36,807
Deferred revenue and other	373,011	328,906
Total long-term liabilities	7,037,482	4,228,483

Total liabilities	11,295,415	8,351,524

COMMITMENTS AND CONTINGENCIES	—	—

Redeemable noncontrolling interests	82,261	145,748

SHAREHOLDERS’ EQUITY:
Total shareholders’ equity attributable to the MTS Group	3,376,950	4,905,918
Noncontrolling interest	1,026,119	1,313,989
TOTAL SHAREHOLDERS` EQUITY	4,403,069	6,219,907

Total liabilities and shareholders’ equity	$15,780,745	$14,717,179

MOBILE TELESYSTEMS CONDENSED UNAUDITED CONSOLIDATED AND COMBINDED STATEMENTS OF CASH FLOWS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009 AND 2008 (Amounts in thousands of U.S. dollars)

	Twelve months ended	Twelve months ended
	December 31, 2009	December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$990,775	$2,187,178

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,839,568	2,151,125
Forex for non-operating activity	212,761	578,643
Impairment of investments	368,355	1,878
Impairment of long-lived assets and goodwill	75,064	51,224
Debt issuance cost amortization	36,892	22,087
Amortization of deferred connection fees	(83,589)	(109,244)
Equity in net income of associates	(60,314)	(75,688)
Inventory obsolescence expense	12,225	3,599
Provision for doubtful accounts	109,632	154,782
Deferred taxes	101,444	(206,102)
Write off of not recoverable VAT receivable	9,652	48,374
Change in fair value of derivative financial instruments	5,420	41,554
Other non-cash items	6,154	(12,245)

Changes in operating assets and liabilities:
Increase in accounts receivable	(216,654)	(162,908)
(Increase) / Decrease in inventory	(111,998)	7,273
Decrease / (Increase) in prepaid expenses and other current assets	14,676	(257,682)
Decrease in VAT receivable	8,914	128,335
Increase in trade accounts payable, accrued liabilities and other current liabilities	251,776	451,079
Dividends received	25,355	26,692
Net cash provided by operating activities	3,596,108	5,029,954

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries and non-controlling interests, net of cash acquired	(270,540)	(86,951)
Purchases of property, plant and equipment	(1,942,402)	(2,207,861)
Purchases of intangible assets	(385,907)	(404,964)
Proceeds from sale of property, plant and equipment and assets held for sale	28,606	35,636
Purchases of short-term investments	(519,129)	(569,377)
Proceeds from sale of short-term investments	642,164	590,579
Purchase of a derivative financial instrument	—	(19,422)
Purchase of other investments	(613)	(49,922)
Proceeds from sales of other investments	44,003	425
Investments in and advances to associates	1,950	(3,654)
Decrease in restricted cash	17,182	7,522
Net cash used in investing activities	(2,384,686)	(2,707,989)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	—	9,183
Cash payments for the acquisition of Comstar-UTS, Stream TV and non-controlling interests	(1,333,418)	(109,442)
Repurchase of Comstar-UTS shares	—	(100,000)
Contributions from related party	—	4,439
Proceeds from issuance of notes	1,003,226	986,004
Repurchase of common stock	—	(1,059,833)
Repayment of notes	(9,182)	(565,074)
Notes and debt issuance cost	(105,137)	(6,693)
Capital lease obligation principal paid	(15,592)	(14,785)
Dividends paid	(1,261,728)	(1,144,719)
Proceeds from loans	3,598,100	894,803
Loan principal paid	(1,728,544)	(572,425)

Net cash provided by / (used in) financing activities	147,725	(1,678,542)

Effect of exchange rate changes on cash and cash equivalents	42,015	(342,338)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	1,401,162	301,085

CASH AND CASH EQUIVALENTS, at beginning of period	1,121,669	820,584

CASH AND CASH EQUIVALENTS, at end of period	2,522,831	1,121,669

Group financial results for the fourth quarter and full year 2009 Investor conference call – March 31, 2010 Mr. Mikhail Shamolin, President, Chief Executive Officer Mr. Aleksey Kornya, Acting Vice President, Chief Financial Officer

Safe harbor Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Financial and corporate highlights Key financial and operating results Appendix Group highlights for the period Group financial highlights Group balance sheet Cash position and debt obligations Group subscriber base dynamics Development of MTS retail network Group CAPEX Outlook for 2010 3i Strategy Contents

Group highlights for the fourth quarter 2009 Affirmation of credit rating by S&P at BB with outlook stable Amendment of terms on Euro 300 mln credit facility from Gazprombank Signing of the MOU by Comstar with Sistema and Svyazinvest on reorganization of assets Securing of vendor financing from export credit agency EKN November Increase in direct ownership of Comstar-UTS to 61.97%* through a share swap Acquisition of Eurotel Roll-out of 3G in Moscow Securing of vendor financing from export credit agencies SINOSURE and EDC December Acquisition of 50.91% stake in Comstar-UTS Affirmation of credit ratings by Fitch and Moody’s at BB+ and Ba2 respectively with outlook stable October MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group Market commentary * Through cross-holdings between Comstar-UTS, Svyazinvest and MGTS, MTS’ effective stake is 65.19%.

Seasonal revenue dynamics aided by appreciation of our core currencies vs. the US dollar OIBDA reflects seasonal trends as well as on-going investments in proprietary retail distribution OIBDA margin decline on the back of seasonal factors, retail expansion, competition in markets of operations, inflationary cost pressures and top-line revenue dynamics Group financial highlights* 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 49.1% OIBDA margin 45.5% 45.1% 46.8% 46.4% 43.9% 47.3% 51.0% Total Group Revenue (USD mln) Total Group OIBDA** (USD mln) -17% +4% -3% -14% -24% -2% -10% -20% * The figures are unaudited. See appendix for treatment of Comstar-UTS acquisition and reallocation of Headquarters’ costs. ** OIBDA represents operating income before depreciation & amortization, long-lived assets & goodwill, impairment loss and acquisition related costs. 11 900.9 9 823.5 5 848.4 4 473.6 7.79 5.27 7.99 7.82 7.66 7.70 6.21 4.85 UAH/USD 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 24.9 RUB/USD 31.7 33.9 32.2 31.3 29.5 27.3 24.2 1 329.1 957.9 1 106.5 1 216.2 1 193.0 1 658.1 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 2008 2009 2 810.9 2 121.6 2 363.5 2 619.6 2 718.9 3 250.9 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 2008 2009

MTS оператор связи MTS

Group financial highlights*


Total Group
Net Income
(USD mln)
-67%
n/a
n/a
-50%
522.7
171.2
(53.5)
577.3
506.7
(26.1)
2 000.1
1 004.5
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
2008
2009

Net income margin	16.1%	6.1%	n/a	24.4%	19.3%	n/a	16.8%	10.2%
	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2008	2009

Q4 2009 net income adjusted for write-offs

* The figures are unaudited. See appendix for treatment of Comstar-UTS acquisition and reallocation of Headquarters' costs.


Adjusted
Net Income
(USD mln)
(26.1)
347.2
105.0
(124.9)
301.2
Net loss attributable to the Group
Svyazinvest impairment loss
Other impairment losses
Net loss attributable to non-controlling interest(s)
Adjusted Income before deferred tax charges

- Quarterly net income impacted by a series of one-time or periodic events, including:
  - Write off of $368 million in investments, most of which is attributable to the re-valuation of our investment in Svyazinvest held on the Comstar-UTS level;
  - Charges of $86 million related to the write-off of obsolete equipment tied to the roll-out of our 3G networks and expenses related to our acquisition of Comstar-UTS;
  - Higher non-cash tax provisions related to our anticipated upstreaming of dividends from our foreign subsidiary companies as their markets mature
- Total USD impact of impairment losses: $327 million
- Adjusted income of $301 million without effect of impairment

6

Group balance sheet Free cash flow* positive for the FY 2009 with $1.1 billion Increase in total debt due to additional capital raised for the acquisition of Comstar-UTS in Q3 2009 Company efforts aimed at lowering interest expenses through negotiations with financial institutions Relatively low LTM net debt/OIBDA despite increase in debt and the impact of currency depreciation on our OIBDA *See reconciliations of net debt and free cash flow to consolidated financial statements in the appendix **The figures are unaudited. See appendix for treatment of Comstar-UTS acquisition and reallocation of Headquarters’ costs. 1.2x 0.7x Net debt/OIBDA 1.3x 0.6x Net debt/equity 0.4x 0.3x Net debt/assets $4 473.6 $5 848.4 OIBDA $15 780.7 $14 717.2 Total assets $4 403.1 $6 219.9 Shareholders’ equity** $5 589.5 $3 886.5 Net debt* $2 001.8 $1 696.2 Short-term debt $6 327.7 $3 672.1 Long-term debt $8 329.5 $217.2 $2 522.8 As of Dec 31, 2009 $5 368.3 Total debt $360.1 Short-term investments $1 121.7 Cash and cash equivalents As of Dec 31, 2008 Balance sheet (USD mln unless noted)

Debt obligations at the end of 2009 $2.5 bln in cash at the end of Q4 2009 in anticipation of further debt obligations and additional corporate needs In February 2010, MTS prepaid the principal and loan interest amounts on facility A of $373.8 million and on facility B of €247.6 million of the syndicated loan agreement originally signed in May 2009 and amended in June 2009 Debt Repayment Schedule (USD mln) *MTS’ three ruble bonds placed in 2008 contain put options that can be exercised from April through June 2010. The ruble bonds placed in 2009 contain put options that can be exercised in May 2011 and in July 2012. MTS expects the options to be exercised, thereby increasing 2010-2012 debt and decreasing long-term debt 2 375 98 1 002 200 699 2 723 893 336 3 2 222 440 110 111 5 7 Comstar 336 893 2 723 2 375 699 200 1 002 98 Debt repayments, USD mln 333 891 2 501 1 935 589 89 997 91 MTS Q2 2010 Q3 2010 Q4 2010 2011 2012 2013 Thereafter Q1 2010 Total Group Debt = $8.3 billion MTS Comstar-UTS Q1 2010 Q2 2010 Q3 2010 Q4 2010 2011 2012 2013 Thereafter

Debt composition at the end of 2009 Maintaining balanced currency structure of liabilities with a preference for ruble-denominated funding Beginning in Q2 2009, MTS began hedging some liabilities by means of cross-currency swaps FY 2010 maturities of credit lines and a Eurobond may provide MTS with additional opportunities to balance its currency exposure Further improvement in credit markets allowed MTS to lower interest rates on EUR 300 million credit facility and on RUB 47 billion and RUB 12 billion Sberbank loans in Q1 2010 Debt composition by currency Q4 2009* * Debt composition by currency includes FX hedging in the amount of $335 mln as of Q4 2009 Debt composition by type Q4 2009 Syndicated loan 12% Bonds 31% Credit facilities 57% RUB 63% USD 24% EUR 13%

Group subscriber base dynamics during the quarter Maintaining leading share in Russian mobile market by leveraging attractive tariffs and a mix of proprietary and multi-brand distribution channels Healthy growth of Comstar-UTS operations with increasing demand for new innovative services based on high-speed Internet technologies Subscriber dynamics in Ukraine reflective of the overall market performance Strong additions in Central Asian markets as services become more widely available and at more affordable price levels *As of January 1, 2008, MTS adopted its Group-wide six month-churn policy for the market **MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated 1.9% 2 124 2 085 - pay TV, 000s 5.8% 1 298 1 227 - broadband Internet, 000s 0.2% 7 502 7 485 - households passed, 000s 0.9% 69.34 68.70 - mobile 102.36 4.56 2.07 1.76 7.07 17.56 Q4 2009 1.0% 101.37 Total mobile 0.9% 4.52 Belarus** (0.5%) 2.08 Armenia 17.3% 1.50 Turkmenistan 4.1% (1.2%) % change 6.79 Uzbekistan* 17.78 Ukraine Russia: Q3 2009 MTS subscribers (mln unless noted)

Development of MTS retail network and handset distribution Acquisition of Eldorado mobile retail network Partnership with Nokia and exclusive launch of N97 Q2 2009 Exclusive launch of HTC Hero Launch of the first MTS-branded phone, MTS 236 Q3 2009 Acquisition of Telefon.Ru mobile retail network Svyaznoy management team to lead MTS retail network Q1 2009 Launch of MTS-branded phones with 3G capability Acquisition of Teleforum mobile retail network Comstar products sold through MTS retail network Q4 2009 MTS retail network development (MTS-owned stores) 142 399 667 1 030 11.7% 9.1% 7.0% 2.4% Market share** Q2 2010 Q3 2010 Q4 2010 Q1 2010 *Does not include franchisee stores. **Market share in terms of number of handsets sold based on MTS estimates Handset sales through MTS retail network (000s) MTS Connect modem sales (000s) 77 153 214 476 Q1 2009 Q2 2009 Q3 2009 Q4 2009 1 545 1 679 2 010 1 029 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2009 Q2 2009 Q3 2009 Q4 2009

Group CAPEX 2 328.3 2 581.4 638.2 479.4 789.6 Group 23.5% 25.9 14.1 102.7 76.9 418.6 Q4 2009 21.7% 34.6 58.2 139.7 595.6 1 753.3 2008 18.3% 11.9 13.3 134.2 71.3 248.7 Q3 2009 23.7% 28.1% - as % of revenue 48.5 24.8 Armenia 52.4 20.2 Turkmenistan 460.3 377.4 1 389.7 2009 41.0 Uzbekistan 139.4 Ukraine 564.2 Russia* Q4 2008 CAPEX per country (in USD mln) *The figures are unaudited. See appendix for treatment of Comstar-UTS acquisition and reallocation of Headquarters’ costs.

Total Group Revenue (USD mln) Group CAPEX as % of Revenue (USD mln) 9 824 Mid to High Single-Digit Growth 2009 2010E ~24% 22-24% 2009 2010E MTS expects mid to high single-digit growth in local currencies in 2010 due to organic growth in traffic, stable consumer spending, sustained sales of handsets and accessories, and increased corporate use of voice and data services Macroeconomic developments will continue to impact the Company’s operational and financial results in 2010 Group OIBDA margin guidance of 43 – 45% based on the profitability of MTS’ retail expansion, including the number of handsets sold, as well as competitive factors in our core markets of operation CAPEX spending will be driven by investments in LD/ILD networks, expansion of our 3G networks, a one-time expenditure on an equipment swap in Moscow region and the continued modernization of existing fixed-line Moscow-based and regional networks Final CAPEX figure will depend upon factors including currency volatility, vendor terms, project implementation schedules and other developments MTS cannot accurately predict 2010E 2009 OIBDA margin 43-45% 45.5% *Based on regional currency FOREX rates compared to the US dollar as of March 31, 2010 Group outlook for 2010*

3i: MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits

Financial and corporate highlights Key financial and operating results Appendix Russia Ukraine Uzbekistan Turkmenistan Armenia Contents

MTS оператор связи MTS

Russia financial highlights*

Total Russia Revenue****

(RUB bln)


-3%
+9%
-1%
+8%
63.2
61.3
57.5
62.0
67.3
66.6
235.6
253.4
11.0
11.5
11.3
11.7
11.8
12.2
43.8
47.0
52.5
50.6
46.9
51.0
56.3
55.1
194.5
209.3
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
2008
2009

Total Russia OIBDA*****

(RUB bln)


-9%
-2%
-5%
-2%
33.5
30.6
26.5
30.0
31.6
29.9
120.4
117.9
4.8
4.6
4.3
4.9
4.8
4.9
17.5
19.0
28.5
26.0
22.2
25.0
26.8
25.0
102.8
99.0
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
2008
2009

OIBDA margin	53.0%	49.9%	46.1%	48.3%	46.9%	44.9%	51.1%	46.5%
- mobile ex-retail	n/a	n/a	48.6%	53.5%	52.6%	50.8%	n/a	51.4%
- mobile	54.3%	51.4%	47.4%	49.1%	47.6%	45.4%	52.9%	47.3%
- fixed	43.7%	39.9%	37.8%	42.0%	40.9%	40.6%	39.9%	40.4%
	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2008	2009

Mobile   Fixed

- Mobile revenues in Q4 2009 impacted by a seasonal decline in higher-value roaming and long distance services
- Decrease in OIBDA q-o-q as result of top-line performance and seasonal cost factors
- Pressure on the OIBDA margin in line with seasonal factors combined with the expansion and development of MTS proprietary retail network

*The figures are unaudited. See appendix for treatment of Comstar-UTS acquisition and reallocation of Headquarters' costs.
** Revenue, gross of intercompany.
*** OIBDA represents operating income before depreciation & amortization, long-lived assets & goodwill, impairment loss and acquisition related costs.

16

Russia mobile operating indicators Decrease in ARPU during the quarter resulting from a seasonal decline in higher-value services such as roaming and long distance traffic Positive MOU dynamics in Q4 2009 reflective of seasonal usage stimulating promotions Decline in APPM q-o-q due to seasonal factors Decrease in SAC q-o-q on the back of a reduction in dealer commissions ARPU (RUB) MOU (min) -3% -4% -8% +3% +0.5% +2% 38.3% 27.0% 12.4% 10.7% 6.9% 8.0% 6.4% 9.1% Churn rate, % 47.6 39.8 53.9 47.0 41.9 44.1 43.6 41.2 VAS ARPU 19.2% 15.2% 21.4% 18.4% 17.1% 18.9% 16.9% 14.8% - as % of ARPU 612.1 679.5 523.9 558.5 671.8 742.8 665.4 635.5 SAC 1.16 1.25 1.13 1.20 1.14 1.14 1.18 1.31 APPM 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 64.6 Subs, mln 69.3 65.1 67.4 68.7 69.3 64.6 61.9 -5% +2% 218 205 216 213 219 213 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 208 213 2008 2009 258 234 245 256 248 279 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 261 247 2008 2009

MTS оператор связи MTS

Russia mobile operating indicators*


Messaging Revenue (RUB mln)
-2%
+0.5%
-2%
+4%
3 416
3 350
3 444
3 164
3 425
3 365
12 942
13 398
Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009
2008 2009
Data Traffic Revenue (RUB mln)
+6%
+69%
+19%
+58%
1 762
1 867
2 076
2 301
2 666
3 164
6 470
10 207
Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009
2008 2009
Data Content Revenue (RUB mln)
+13%
+70%
+29%
+47%
2 315
2 618
2 679
2 572
3 461
4 456
8 953
13 168
Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009
2008 2009

	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2008	2009
Total VAS (RUB mln)	7 804	8 178	8 472	8 374	9 845	11 264	29 696	37 955

Key initiatives in Q4:

- Expansion of 3G coverage in Russia and full launch in Moscow
- Holiday promotions of *MTS Connect* mobile Internet modems driving rapid uptake in sales
- Unlimited offers for mobile Internet driving higher data usage
- SMS game "*Your Chance*" contributing to content revenues
- Promotions on *Omlet.ru* content portal with special offers to members of the *MTS Bonus* loyalty program
- Launch of LBS service "*Points of Interest*" for local listings

* VAS revenue breakdown into the three categories – messaging, data traffic and content – now includes roaming revenues that have been allocated accordingly; as such, we cannot provide allocated roaming data prior to Q4 2007

** Does not include revenue from SMS and data bundles, which is included in airtime revenue.

18

Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 45.3% OIBDA margin 45.0% 42.5% 45.0% 48.2% 44.0% 39.5% 48.3% -5% -5% -1% -6% -5% -13% +11% -23% 8 594 8 173 3 892 3 681 Revenue during Q4 2009 affected by seasonality with a decline in roaming and by the revision of interconnect terms with Ukrtelekom OIBDA dynamics reflect top-line performance as well as the revision of interconnect terms; improved OIBDA margin vs. Q4 2008 as a result of cost control initiatives and a reduction of hard-currency related expenses *The figures are unaudited. 2 121 1 873 1 977 2 216 2 108 2 255 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 2008 2009 838 796 890 1 068 927 1 089 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 2008 2009

-5% stable -5% +6% +30% +18% stable +66% Ukraine operating indicators ARPU (UAH) MOU (min) 40.0% 47.3% 9.7% 10.4% 9.7% 10.2% 10.8% 15.8% Churn rate, % 7.5 5.2 8.3 7.9 6.8 7.0 7.6 5.0 VAS ARPU 20.2% 14.1% 21.7% 19.6% 18.9% 20.7% 19.9% 12.6% - as % of ARPU 54.0 58.3 56.8 45.9 52.1 62.4 51.7 49.7 SAC 0.08 0.13 0.08 0.08 0.08 0.08 0.10 0.12 APPM 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 18.1 Subs, mln 17.6 17.9 17.8 17.8 17.6 18.1 18.1 Decline in ARPU in Q4 2009 due to traditional seasonal factors Continuing growth in voice usage as result of seasonal offers and relatively high share of on-net calling Relatively stable APPM throughout 2009 as market competition stabilizes vis-à-vis previous years Reduction in annual churn on the back of Company’s efforts at improving subscriber quality and optimization of distribution 389 427 441 478 506 329 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 279 462 2008 2009 38 34 36 40 38 40 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 37 37 2008 2009

Ukraine operating indicators * Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 1 193.6 Total VAS (UAH mln) 1 598.4 376.1 362.5 418.9 440.9 413.1 278.3 +56% +8% +59% +10% +98% -24% +48% +28% +14% +117% +6% +90% Key initiatives in Q4: MTS Connect mobile Internet modem promotion driving higher sales during the holiday season Launch of Super MTS Energy data package (10Mb of traffic per day for a low monthly fee) Launch of branded content services MTS Click Promotion of ring-back tone service Good’OK Increasing use of premium-priced SMS for purchasing non-branded content WAP-portal promotions, including exclusive content and prizes to active users Launch of a LBS game for car enthusiasts 366.9 571.9 188.2 371.8 226.8 259.1 99.1 141.8 126.8 146.1 157.2 89.9 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 63.5 69.6 85.2 123.2 93.8 49.8 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 99.9 58.2 45.5 49.1 106.3 52.7 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 2008 2009 2008 2009 2008 2009

Uzbekistan financial highlights* Increase in revenue in Q4 2009 despite aggressive competition on the back of continuing healthy subscriber additions and positive dynamics in the VAS revenues Increase in OIBDA margin q-o-q through reduction of sales and marketing and operating expenses Total Uzbekistan OIBDA (USD mln) Total Uzbekistan Revenue (USD mln) 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 62.1% OIBDA margin 55.0% 59.5% 55.1% 51.4% 53.9% 61.0% 63.5% +3% +4% -9% +12% -8% +9% -20% +8% 391.4 404.9 242.9 222.7 *The figures are unaudited. 115.7 101.7 97.0 101.1 105.2 103.1 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 2008 2009 70.6 60.5 53.5 52.0 56.7 65.5 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 2008 2009

-2% -31% -1% +7% +7% -5% -31% -8% Uzbekistan operating indicators Q-o-q decline in ARPU with subscriber base further diluted by lower-value mass market subscribers Growth in MOU q-o-q due to attractive propositions such as tariff plans Dial’OK and Universal aimed at stimulating usage Increase in annual churn as result of highly competitive market environment Strong subscriber growth with around 300 thousand in net additions in Q4 2009 ARPU (USD) MOU (min) 30.2% 21.3% 8.0% 8.1% 7.1% 6.6% 5.7% 7.3% Churn rate, % 7.7 7.7 6.7 8.3 7.6 8.2 8.7 7.7 SAC 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 APPM 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 5.7 Subs, mln 7.1 6.0 6.5 6.8 7.1 5.7 5.1 7.2 5.8 5.2 5.1 5.0 7.3 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 7.7 5.3 2008 2009 497 416 502 500 534 525 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 536 495 2008 2009

Turkmenistan financial highlights* Q-o-q growth in revenues inline with strong subscriber intake, increasing voice and data consumption as well as the Company’s leadership position in the market Increase in OIBDA reflective of top-line growth with the margin benefiting from a reduction in advertising and operating expenses Total Turkmenistan OIBDA (TMT mln) Total Turkmenistan Revenue (TMT mln) 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 58.1% OIBDA margin 56.6% 55.8% 45.2% 59.5% 63.7% 61.7% 42.1% +60% +10% +43% +64% +56% +18% +47% +141% 286.4 458.1 166.4 259.4 *The figures are unaudited. 94.6 93.0 107.3 122.8 135.0 57.6 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 58.4 51.9 48.5 73.1 85.9 24.2 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 2008 2009 2008 2009

-7% -27% +32% +4% -1% -9% -28% -10% Turkmenistan operating indicators ARPU declined due to incoming lower value mass market subscribers Increase in MOU during the quarter due to promotions providing for discounted on-net calling Strong subscriber additions with over 250 thousand additions due to attractive propositions such as the Otlichnyi tariff plan and the Coupon promotion ARPU (TMT) MOU (min) 19.7% 14.3% 5.7% 4.5% 5.8% 3.9% 4.2% 2.0% Churn rate, % 13.1 18.6 9.4 18.4 11.2 13.0 9.7 15.7 SAC 0.1 0.2 0.1 0.1 0.1 0.1 0.1 0.1 APPM 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 927.4 Subs, 000s 1 757.6 1 124.6 1 252.7 1 501.2 1 757.6 927.4 761.2 37.7 30.2 30.1 29.7 27.6 28.5 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 39.6 28.4 2008 2009 253 225 239 241 250 277 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 258 233 2008 2009

Armenia financial highlights* Q4 2009 revenue negatively affected by seasonal factors and by the entry of a new player into the market OIBDA margin declined q-o-q as result of increasing seasonal sales and marketing costs and a decline in the service revenue Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 53.1% OIBDA margin 53.7% 53.0% 55.9% 55.8% 50.0% 49.1% 52.5% +2% -5% +5% -12% +3% -15% +7% -18% 78.5 80.3 41.7 43.1 *The figures are unaudited. 19.9 17.8 19.5 22.0 20.9 22.7 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 2008 2009 9.8 9.5 10.9 12.3 10.5 11.9 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 2008 2009

-5% -4% -24% +9% +16% +1% -15% +14% Armenia operating indicators ARPU declining q-o-q as result of increasing competitive pressures Growth in MOU q-o-q due to seasonal promotions and attractive offers to the market Increase in churn y-o-y reflective of increasing competition APPM decline q-o-q inline with prevailing market conditions ARPU (AMD) MOU (min) 43.6% 28.0% 12.7% 11.3% 10.4% 8.9% 7.0% 7.2% Churn rate, % 6 318.6 5 904.8 6 787.7 5 143.6 6 005.8 7 280.6 4 535.8 5 199.0 SAC 16.1 21.6 14.1 16.3 17.4 16.9 17.0 22.7 APPM 2009 2008 Q4 2009 Q3 2009 Q2 2009 Q1 2009 Q4 2008 Q3 2008 2 017.0 Subs, 000s 2 073.1 2 049.0 2 045.6 2 078.3 2 073.1 2 017.0 1 782.8 3 846 3 267 3 486 2 914 3 169 3 541 3 351 4 595 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 205 172 182 217 237 202 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 178 203 2008 2009 2008 2009

Financial and corporate highlights Key financial and operating results Appendix Contents Definitions and reconciliations

MTS оператор связи MTS

Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Return on Invested Capital (ROIC) is measured as (net income + interest expense + depreciation expense) / closing (equity + minority interest + long-term financial obligations).

Operating Income Before Depreciation, and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q4 2008**						Q3 2009**						Q4 2009**					
USD mln	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating income	777.3	665.5	41.4	50.7	17.3	9.8	743.5	673.8	45.8	29.2	22.5	11.4	609.2	573.3	22.9	32.0	26.9	5.2
Add: D&A and impairment loss*	551.8	455.9	100.7	19.9	3.2	22.1	472.7	334.5	90.7	22.8	3.2	21.5	583.8	440.6	93.1	24.7	3.2	22.1
OIBDA	1,329.1*	1,121.3*	142.0	70.6	20.5	31.9	1,216.2	1,008.3	136.5	52.0	25.7	32.9	1,193.0*	1,013.9*	116.0	56.7	30.2	27.2

	Q4 2008**						Q3 2009**						Q4 2009**					
	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating margin	27.7%	29.6%	11.7%	43.8%	52.2%	15.1%	28.4%	31.4%	16.1%	28.9%	52.1%	19.3%	22.4%	25.4%	8.7%	30.5%	56.8%	9.5%
Add: D&A and impairment loss as a % of revenues*	19.6%	20.3%	28.4%	17.2%	9.5%	34.1%	18.0%	15.6%	32.0%	22.5%	7.4%	36.5%	21.5%	19.5%	35.3%	23.5%	6.8%	40.5%
OIBDA margin	47.3%*	49.9%	40.1%	61.0%	61.7%	49.1%	46.4%	46.9%	48.1%	51.4%	59.5%	55.8%	43.9%*	44.9%*	44.0%	53.9%	63.7%	50.0%

*OIBDA results for Q4 2008 and Q4 2009 do not include long-lived assets and goodwill, impairment loss and acquisition related costs - $49.9 mln in Q4 2008 and $86.4 mln in Q4 2009.

**The figures are unaudited. See appendix for treatment of Comstar-UTS acquisition and reallocation of Headquarters' costs.

29

MTS оператор связи MTS

Appendix – Definitions and Reconciliations

Annual OIBDA can be reconciled to our consolidated statements of operations as follows:

	2008**						2009**					
USD mln	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating income	3,647.3	3,230.6	321.3	177.5	63.9	28.8	2,547.6	2,345.1	120.2	133.8	79.0	33.2
Add: D&A and impairment loss	2,201.0	1,626.5	438.0	65.4	13.7	107.4	1,926.0	1,387.4	352.0	88.9	12.0	85.6
OIBDA	5,848.4*	4,857.1*	759.3	242.9	77.6	136.2	4,473.6*	3,732.4*	472.3	222.7	91.0	118.8

	2008**						2009**					
	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating margin	30.6%	34.0%	19.3%	45.4%	48.6%	11.2%	25.9%	29.2%	11.5%	33.0%	49.1%	15.0%
Add: D&A and impairment loss as a % of revenues	18.5%	17.1%	26.4%	16.7%	10.4%	41.9%	19.6%	17.3%	33.6%	22.0%	7.5%	38.7%
OIBDA margin	49.1%*	51.1%*	45.7%	62.1%	59.0%	53.1%	45.5%*	46.5%*	45.0%	55.0%	56.6%	53.7%

*OIBDA results for FY 2008 and FY 2009 do not include long-lived assets and goodwill, impairment loss and acquisition related costs - $49.9 mln in Q4 2008 and $86.4 mln in Q4 2009.

**The figures are unaudited. See appendix for treatment of Comstar-UTS acquisition and reallocation of Headquarters' costs.

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

USD mln	As of Dec 31, 2008	As of Dec 31, 2009
Current portion of LT debt and of capital lease obligations	1,696.2	2,001.8
LT debt	3,668.0	6,326.8
Capital lease obligations	4.0	0.9
Total debt	5,368.3	8,329.5
Less:		
Cash and cash equivalents	1,121.7	2,522.8
ST investments	360.1	217.2
Net debt	3,886.5	5,589.5

30

Appendix – Definitions and Reconciliations Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. 1,071.2 2,312.7 Free cash flow (270.5) (87.0) Acquisition of subsidiaries, net of cash acquired 2.0 (3.7) Investments in and advances to associates 43.4 (49.5) Proceeds/ (purchases) of other investments 28.6 35.6 Proceeds from sale of property, plant and equipment (385.9) (405.0) Purchases of intangible assets (1,942.4) 3,596.1 For the year ended Dec 31, 2009 (2,207.9) Purchases of property, plant and equipment Less: 5,030.0 Net cash provided by operating activities For the year ended Dec 31, 2008 USD mln

Appendix – Definitions and Reconciliations Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

Appendix – Treatment of Comstar-UTS acquisition and reallocation of Headquarters’ costs Because Comstar-UTS was acquired from JSC Sistema, the majority owner of both MTS and Comstar, the acquisition was accounted for as a transaction between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar were recorded at Sistema's carrying value, MTS' historical financial information was recast to include the acquired entity for all periods presented. In addition, given the scale of the transaction, MTS has reallocated its headquarters' costs more equitably to its business units according to international practices.

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: March 31, 2010